Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Global Equity Dividend and Premium Opportunity Fund was held on July 7, 2016 to: 1) elect 4 nominees to the Board of Trustees of Voya Global Equity Dividend and Premium Opportunity Fund.
	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Martin J. Gavin	1	80,315,055.111	3,225,436.720	0.000	0.000	83,540,491.831
Patrick W. Kenny	1	65,007,129.111	18,533,362.720	0.000	0.000	83,540,491.831
Shaun P. Mathews	1	65,209,608.111	18,330,883.720	0.000	0.000	83,540,491.831
Roger B. Vincent	1	80,259,717.111	3,280,774.720	0.000	0.000	83,540,491.831

Proposal passed.